Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

General elections were held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the National Regeneration Movement Party, was elected president and will take office on December 1, 2018, replacing President Enrique Peña Nieto of the Institutional Revolutionary Party. President-elect López Obrador will serve for five years and ten months due to a change of the inauguration date effective starting in 2024. The Constitución Política de los Estados Unidos Mexicanos (the Constitution) prohibits the reelection of the president for any subsequent term.

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies. The new Congress took office on September 1, 2018.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Regeneration Movement Party	59	46.1%	256	51.2%
National Action Party	24	18.8%	78	15.6%
Institutional Revolutionary Party	15	11.7%	47	9.4%
Citizen Movement Party	7	5.5%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	30	6.0%
Democratic Revolution Party	5	3.9%	20	4.0%
Unaffiliated	1	0.8%	2	0.4%

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of November 16, 2018. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

Anti-Corruption

In 2017, the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) published the Encuesta Nacional de Calidad e Impacto Gubernamental 2017 (National Poll on Governmental Quality and Impact 2017). The poll found that approximately 15% of people that had contact with a public servant experienced at least one act of corruption. This poll also found that 33.3% of the population that was 18 years of age or older had at least some trust in municipal governments, 29.3% of such population had at least some trust in state governments and 25.5% had at least some trust in the federal government.

On December 7, 2017, INEGI published statistics on the cost of corruption. In 2015, acts of corruption cost an average of Ps. 2,799 per adult victim living in cities with one hundred thousand or more inhabitants, or a total of Ps. 6.4 billion. According to INEGI’s study, in 2016 acts of corruption cost an average of Ps.12,243 per business entity victim, or a total of Ps. 1.6 billion. This study found that 64.4% of business entities considered that the principal reason corruption arises is to expedite a government process. The statistics also show that processes and services involving interactions with public safety authorities and judicial authorities had the highest incidence of corruption in 2016.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real gross domestic product (GDP) and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	First six months (annualized)(2)
	2017	2018(3)
GDP	Ps. 17,946.40	Ps. 18,304.61
Add: Imports of goods and services	6,253.18	6,685.58

Total supply of goods and services	24,199.59	24,990.20
Less: Exports of goods and services	6,304.89	6,637.50

Total goods and services available for domestic expenditure	Ps. 17,894.69	Ps. 18,352.70
Allocation of total goods and services:
Private consumption	11,834.60	12,163.66
Public consumption	2,125.06	2,166.95

Total consumption	13,959.66	14,330.61
Total gross fixed investment	3,642.55	3,740.01
Changes in inventory	206.44	205.46

Total domestic expenditures	Ps. 17,808.65	Ps. 18,276.07

Errors and Omissions	(86.05)	(76.63)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First six month figures represent the average of the actual first quarter real GDP and the actual second quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First six month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	First six months (annualized)(2)
	2017	2018(3)
GDP	100%	100%
Add: Imports of goods and services	34.8	36.5

Total supply of goods and services	134.8	136.5
Less: Exports of goods and services	35.1	36.3

Total goods and services available for domestic expenditures	99.7%	100.3%
Allocation of total goods and services:
Private consumption	65.9%	66.5%
Public consumption	11.8	11.8

Total consumption	77.8	78.3
Total gross fixed investment	20.3	20.4
Changes in inventory	1.2	1.1

Total domestic expenditures	99.2%	99.8%

Errors and Omissions	(0.5)	(0.4)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First six month figures represent the average of the actual first quarter real GDP and the actual second quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First six month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First six months (annualized)(2)
	2017(3)		2018(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	567.7	Ps.	587.6
Secondary Activities:
Mining		962.7		903.9
Utilities		260.3		264.0
Construction		1,265.0		1,290.1
Manufacturing		2,868.2		2,912.5
Tertiary Activities:
Wholesale and retail trade		3,062.7		3,160.7
Transportation and warehousing		1,146.6		1,183.9
Information		474.5		499.7
Finance and insurance		837.3		876.2
Real estate, rental and leasing		2,024.6		2,060.3
Professional, scientific and technical services		359.9		356.0
Management of companies and enterprises		103.6		102.7
Support for Business		620.9		656.6
Education services		680.7		683.9
Healthcare and social assistance		378.5		388.5
Arts, entertainment and recreation		77.3		76.7
Accommodation and food services		406.4		412.7
Other services (except public administration)		362.2		358.2
Public administration		699.0		722.4

Gross value added at basic values		17,158.0		17,496.8
Taxes on products, net of subsidies		788.4		807.8

GDP	Ps.	17,946.4	Ps.	18,304.6

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First six month figures represent the average of the actual first quarter real GDP and the actual second quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First six month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First six months (annualized)(2)
	2017(3)	2018(3)
GDP (constant 2013 prices)	2.5%	2.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.3%	3.5%
Secondary Activities:
Mining	(9.8)%	(6.1)%
Utilities	0.1%	1.4%
Construction	(0.9)%	2.0%
Manufacturing	3.2%	1.5%
Tertiary Activities:
Wholesale and retail trade	3.9%	3.2%
Transportation and warehousing	3.8%	3.3%
Information	7.2%	5.3%
Finance and insurance	9.0%	4.6%
Real estate, rental and leasing	2.9%	1.8%
Professional, scientific and technical services	5.2%	(1.1)%
Management of companies and enterprises	3.1%	(0.8)%
Administrative support, waste management and remediation services	3.8%	5.8%
Education services	1.0%	0.5%
Healthcare and social assistance	2.7%	2.7%
Arts, entertainment and recreation	3.5%	(0.7)%
Accommodation and food services	3.7%	1.5%
Other services (except public administration)	1.0%	(1.1)%
Public administration	0.5%	3.3%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First six month figures represent the average of the actual first quarter real GDP and the actual second quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First six month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP grew by 2.0% in real terms during the first six months of 2018 compared to the same period of 2017. This reflects slower growth, as compared to an increase of 2.5% in the first six months of 2017, due to a decrease in dynamism in the service industry and a reduction in manufacturing, which was principally caused by lower external demand for Mexican auto exports. A decrease in investment in machinery and equipment also contributed to the slower growth in the first six months of 2018.

Employment and Labor

As measured by the Encuesta Nacional de Ocupación y Empleo (National Survey of Occupation and Employment), the Tasa de Desocupación Abierta (open unemployment rate) represents the percentage of the economically active population that did not work for an hour during the survey reference week but expressed willingness to do so and engaged in some activity with the purpose of obtaining employment. For purposes of this survey, the economically active population includes individuals fifteen years of age or older. According to preliminary open unemployment rate figures, Mexico’s unemployment rate was 3.6% as of September 30, 2018, a 0.5 percentage point increase from the rate registered on December 31, 2017. The economically active population was 56.0 million individuals as of September 30, 2018 and 54.7 million individuals as of December 31, 2017.

As of November 16, 2018, the minimum wage, as set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), remained at Ps. 88.36 per day, which has been in effect since December 1, 2017.

Principal Sectors of the Economy

Manufacturing

During 2017, manufacturing production exhibited a positive trend, reflecting an increase in the production of machinery, transportation equipment and computers and electronic products. According to Banco de México’s quarterly report for October-December 2017, the increase in the production of transportation equipment was due to greater investment in this sector. It is estimated that the installed capacity in this sector has grown around 20% during the period from 2016 through 2017. This represents an increase of approximately 775,000 units compared to an estimated installed capacity of 3.8 million units at the end of 2015. These improvements were offset by a decrease in the production of textile products and petroleum and coal products, as described under “—Petroleum and Petrochemicals.”

During the first six months of 2018, manufacturing production exhibited a positive trend, reflecting an increase in the production of food, as well as an increase in the production of beverage and tobacco products. This improvement was offset by a decrease in the production of petroleum and coal products as described under “—Petroleum and Petrochemicals.”

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First six months
	2017(2)			2018(2)
Food	Ps.	645.4	1.4%	Ps.	664.7	3.0%
Beverage and tobacco products		153.7	1.8%		164.1	6.8%
Textile mills		26.3	1.6%		27.1	2.9%
Textile product mills		12.4	(16.0)%		13.1	5.5%
Apparel		58.5	1.5%		58.5	0.1%
Leather and allied products		22.3	(6.1)%		21.7	(2.7)%
Wood products		26.3	6.5%		25.7	(2.4)%
Paper		51.6	2.4%		51.8	0.4%
Printing and related support activities		17.5	(5.1)%		18.8	7.1%
Petroleum and coal products		57.0	(14.4)%		42.4	(25.6)%
Chemicals		252.3	0.0%		248.8	(1.4)%
Plastics and rubber products		78.9	4.7%		78.6	(0.4)%
Nonmetallic mineral products		73.4	(0.8)%		74.3	1.3%
Primary metals		190.3	3.2%		191.6	0.7%
Fabricated metal products		100.5	2.1%		103.1	2.6%
Machinery		128.4	5.1%		133.1	3.6%
Computers and electronic products		233.6	7.8%		242.8	3.9%
Electrical equipment, appliances and components		89.4	3.3%		88.3	(1.2)%
Transportation equipment		562.1	9.8%		575.5	2.4%
Furniture and related products		28.7	(4.8)%		29.6	3.2%
Miscellaneous		59.5	4.6%		58.9	(1.0)%

Total expansion/contraction	Ps.	2,868.2	3.2%	Ps.	2,912.5	1.5%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

During 2017, there was a decrease in the production of petroleum and coal products principally caused by a reduction in crude oil production due to a natural decline, caused by depletion, in the production of light crude oil, heavy crude oil and extra-light crude oil and an increase in the fractional water flow of wells at certain heavy and extra light crude oil fields of Petróleos Mexicanos (PEMEX).

From 2016 to 2017 average crude oil production decreased 9.6%, continuing a downward trend which has resulted in a 22.8% decrease since 2013, mainly due to record low production in certain of PEMEX’s oil fields, which has not been compensated by increased production in other oil fields.

During the first quarter of both 2017 and 2018, Mexico experienced a decrease in the production of petroleum and coal products, mainly due to a 9.5% reduction in crude oil production in the first quarter of 2017 compared to the first quarter of 2016 and a 6.0% reduction in crude oil production in the first quarter of 2018 compared to the first quarter of 2017. In the first quarter of 2017, this crude oil production decrease was caused by the continuation of the natural decline, caused by depletion, in the production of light crude oil, heavy crude oil and extra-light crude oil and the increase in the fractional water flow of wells at certain heavy and extra light crude oil fields of PEMEX described above for 2017. The decrease of crude oil production at certain oil fields in the first quarter of 2018 was the result of the inability to deliver inventories from storage facilities due to safety concerns related to adverse weather conditions. In the first quarter of 2018, there was also a natural decline in production in several business units for oil and natural gas.

During the second quarter of 2018, overall crude oil production experienced a 7.3% decrease as compared to the same period of 2017. Production of light crude oil decreased 20.2% primarily due to water-oil contact in one of PEMEX’s oil fields beginning in February 2018 and a natural decline in production. The production of extra light crude oil also decreased, primarily due to a natural decline in production and an increase in water flow of wells in several of PEMEX’s oil fields. In contrast, heavy crude oil production marginally increased due to sustained production in some of PEMEX’s oil fields. The use of electric submersible pumping in wells contributed to this increase.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2017 Form 18-K.

Table No. 7 – Money Supply

	September 30,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,226,669	Ps.	1,366,686
Checking deposits
In domestic currency		1,445,472		1,599,197
In foreign currency		516,858		478,013
Interest-bearing peso deposits		651,446		694,506
Savings and loan deposits		18,974		21,237

Total M1	Ps.	3,859,420	Ps.	4,159,639

M4	Ps.	11,355,097	Ps.	12,037,507

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2018 was 4.9%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 1.1 percentage points lower than the 6.0% consumer inflation for 2017. This decrease compared to 2017 was mainly the result of tighter monetary conditions imposed by Banco de México, in particular, the increase of the target overnight interbank funding rate to 7.25%, 7.50% and 7.75% following its monetary policy meetings in December 2017, February 2018 and June 2018, respectively.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)	Increase in Minimum Wage
2016	3.4	8.5	4.2
2017	6.8	4.7	10.4
2018:
January	5.6	3.4	—
February	5.3	3.2	—
March	5.0	3.6	—
April	4.6	4.0	—
May	4.5	5.4	—
June	4.7	7.0	—
July	4.8	6.5	—
August	4.9	6.4	—
September	5.0	6.9	—
October	4.9	6.3	—

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	July, August, September and October 2018 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January	7.2	7.4	4.7	7.6	7.7
February	7.4	7.6	4.9	7.8	7.8
March	7.5	7.7	5.0	7.8	7.9
April	7.5	7.6	5.0	7.8	7.9
May	7.5	7.7	5.1	7.9	7.9
June	7.6	7.9	5.1	7.9	8.0
July	7.7	7.9	5.2	8.1	8.2
August	7.7	7.9	5.4	8.1	8.1
September	7.7	7.9	5.5	8.1	8.2
October	7.7	7.9	5.4	8.1	8.2

Source: Banco de México.

During the first nine months of 2018, interest rates on 28-day Cetes averaged 7.5%, as compared to 6.6% during the same period of 2017. Interest rates on 91-day Cetes averaged 7.7%, as compared to 6.8% during the same period of 2017.

On November 15, 2018, the 28-day Cetes rate was 7.8% and the 91-day Cetes rate was 8.3%.

Consistent with its policy to prevent second round effects on inflation and to anchor medium- and long-term inflation expectations, Banco de México increased the target for the Tasa de Interés Interbancaria (overnight interbank funding rate) by twenty-five basis points in its November 2018 decision, reaching a level of 8.00% as of November 16, 2018 compared to 7.25% as of December 31, 2017. These actions took into account an increased risk of higher inflation in the short- and long-term due to pressures on the peso/dollar exchange rate, as well as volatility in the prices of the non-core components of inflation and a rise in global protectionism.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2016	20.6194	18.6908
2017	19.6629	18.9197
2018
January	18.6069	18.9074
February	18.8331	18.6449
March	18.2709	18.6308
April	18.7878	18.3872
May	19.9759	19.5910
June	19.6912	20.3032
July	18.6457	19.0095
August	19.1792	18.8575
September	18.7231	19.0154
October	20.3177	19.1859

Source: Banco de México.

On November 16, 2018, the peso/dollar exchange rate closed at Ps. 20.1550 = U.S.$1.00, a 2.5% depreciation in dollar terms as compared to the rate on December 29, 2017. The peso/dollar exchange rate published by Banco de México on November 16, 2018 (which took effect on the second business day thereafter) was Ps. 20.0975 = U.S.$1.00.

Securities Markets

On November 15, 2018, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 41,451 points, representing a 16.0% decrease from the level at December 29, 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

According to preliminary figures, during 2017, Mexico registered a trade deficit of U.S.$11.0 billion, compared to a trade deficit of U.S.$13.1 billion during 2016. This reduction in the trade deficit resulted largely from an increase of 28.5% in the U.S. dollar value of crude oil exports in 2017 as compared to 2016, primarily due to an increase in the average export price of the Mexican crude oil mix and a slight increase in oil production during the last quarter of 2017, which was offset by an increase in imports of intermediate goods.

From 2013 to 2016, the U.S. dollar value of Mexico’s oil exports decreased an average of 20.7% per year. These decreases were caused by declining international oil prices and a decrease in oil production from 2,882 thousand barrels per day in 2013 to 2,458 thousand barrels per day in 2016, as described in greater detail under “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.” In 2017, the U.S. dollar value of Mexico’s oil and oil products exports increased 25.9% compared to 2016, mainly due to the recovery in international crude oil prices, with an increase in the average export price of the Mexican crude oil mix from U.S.$41.07 per barrel in the fourth quarter of 2016 to U.S.$52.26 per barrel in the fourth quarter of 2017, which represented an increase in the average export price per barrel of 27.3%.

In the first nine months of 2018, Mexico’s crude oil exports were U.S.$20,206 million, an increase of 50.8% as compared to the first nine months of 2017 due to the recovery of the average export price of the Mexican crude oil mix from U.S.$44.36 per barrel in the first nine months of 2017 to U.S.$61.85 per barrel in the first nine months of 2018, which represented an increase in the average export price per barrel of 39.4%.

Canada, Mexico and the United States are each other’s largest import and export markets for many energy commodities. A reduction in Mexico’s export of petrochemical, crude oil and petroleum products to the United States and Canada could reduce related revenues, even if domestic and international prices for oil products remain constant. Since 2013, however, Mexico has expanded the scope of its geographic distribution of crude oil and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market, increasing the proportion of its crude oil export sales to Europe and Asia.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2017		2018(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	16,300	U.S.$	23,322
Crude oil		13,401		20,206
Other		2,900		3,116
Non-oil products		282,918		309,824
Agricultural		11,575		12,258
Mining		3,989		4,842
Manufactured goods(2)		267,354		292,724

Total merchandise exports		299,218		333,146

Merchandise imports (f.o.b.)
Consumer goods		41,064		46,341
Intermediate goods(2)		237,450		263,145
Capital goods		29,825		33,884

Total merchandise imports		308,339		343,369

Trade balance	U.S.$	(9,122)	U.S.$	(10,223)

Average export price of Mexican crude oil mix(3)	U.S.$	44.36	U.S.$	61.85

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace the North American Free Trade Agreement (NAFTA). As of the filing of this Amendment to Form 18-K, the new agreement, which will be known as the United States Mexico Canada Agreement (USMCA), has not yet been signed. Once the USMCA is signed, its final text will be delivered to the Mexican Senate for analysis and approval, and it will also be subject to implementation procedures under Canadian and U.S. law. There is still uncertainty about whether and when the USMCA will take effect, and Mexico cannot assess the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

Foreign Direct Investment in Mexico

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investments Registry by country of origin, for the periods indicated. The level of foreign direct investment in any period can be affected by especially large transactions.

Table No. 12 – Foreign Direct Investment(1)(2)

(in millions of U.S. dollars, except percentages)

	2013		2014		2015		2016		2017
United States	U.S.$	17,022.3	U.S.$	10,083.3	U.S.$	18,948.8	U.S.$	11,047.9	U.S.$	14,351.6
Canada		5,043.8		2,948.8		1,133.6		2,247.2		2,812.5
Spain		427.2		4,495.0		3,602.4		2,979.3		3,245.5
Germany		1,961.0		2,094.5		1,317.9		2,667.1		2,428.1
Japan		2,145.7		2,276.9		2,050.3		1,777.6		1,656.2
France		878.3		1,165.7		960.4		558.0		502.7
United Kingdom		2,694.6		533.5		473.7		458.0		376.5
Brazil		164.1		628.0		1,144.6		911.5		184.1
Switzerland		435.1		214.2		302.9		504.4		179.4
Luxembourg		6.4		(19.9)		4.7		9.6		3.4
Others		18,027.7		4,976.8		5,198.0		7,207.9		5,494.2

Total	U.S.$	48,851.2	U.S.$	29,396.8	U.S.$	35,137.3	U.S.$	30,368.5	U.S.$	31,234.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investments Registry.

Source: National Foreign Investments Commission.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 13 – Balance of Payments

	First six months
	2017		2018(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(12,409)	U.S.$	(12,645)
Credits		230,661		256,615
Merchandise exports (f.o.b.)		197,585		219,265
Non-factor services		13,346		14,908
Transport		882		1,112
Tourism		11,107		11,582
Insurance and pensions		1,092		1,770
Financial Services		117		285
Others		149		161
Primary Income		5,034		6,055
Secondary Income		14,696		16,388
Debits		243,069		269,261
Merchandise imports (f.o.b.)		200,624		223,892
Non-factor services		18,346		19,856
Transport		6,895		7,499
Tourism		4,812		5,304
Insurance and pensions		2,907		3,690
Financial Services		1,091		1,421
Others		2,641		1,943
Primary Income		23,685		24,970
Secondary Income		415		542
Capital account		(37)		(35)
Credit		97		97
Debit		135		131
Financial account		(5,988)		(20,141)
Direct investment		(15,921)		(14,800)
Portfolio investment		(3,352)		(14,904)
Financial derivatives		1,995		1,228
Other investment		15,148		5,295
Reserve assets		(3,858)		3,040
International Reserves		(2,629)		2,559
Valuation Adjustment		1,229		(481)
Errors and omissions		6,458		(7,461)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first six months of 2018, Mexico’s current account registered a deficit of 2.1% of GDP, or U.S.$12,645 million. The increase in the current account deficit, as compared to the same period of 2017, was principally due to an increase in the trade balance deficit, which was partially offset by an increased surplus in the remittances account. The increase in the trade balance deficit was caused by both a widening in the oil trade deficit and a reduction in the non-oil trade surplus, due to the deceleration of Mexican manufacturing exports caused by increased global trade tensions.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 14 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018(4)
January		173,195		178,704
February		172,910		177,307
March		173,232		177,629
April		173,068		176,624
May		173,118		177,819
June		173,211		178,037
July		173,238		176,674
August		173,606		176,534
September		173,566		177,068
October		173,582		176,008

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 15 – Budgetary Expenditures; 2018 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017	First nine months of 2017	First nine months of 2018(1)	2018 Budget(2)
Health	Ps. 130.6	Ps. 105.8	Ps. 89.5	Ps. 122.6
Education	297.9	212.4	225.8	281.0
Housing and community development	18.3	12.2	20.0	16.8
Government debt servicing	409.9	260.4	299.3	473.1
CFE and PEMEX debt servicing	123.2	98.7	122.2	136.2
PEMEX	101.1	81.9	102.5	110.8
CFE	22.1	16.9	19.7	25.4

(1)	Preliminary figures.
(2)

2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.

Source: Ministry of Finance and Public Credit.

From 2013 to 2017, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 51.6%, an average of 11.0% per year. This increase was principally due to an increase in government debt stemming from Mexico’s maintenance of a fiscal deficit, an increase in interest rates reflecting recent macroeconomic policies of Mexico and the United States and exchange rate fluctuations tied to the depreciation of the peso.

Since 2016, Mexico’s fiscal policy has focused on reducing its debt level as a percentage of GDP. However, because Mexico continues to maintain a deficit, it is required to issue additional government debt to cover the current expenses of the Government and to refinance existing government debt, which has led to an increase in interest expenses.

Although 81.4% of Mexico’s total government debt as of September 30, 2018 was fixed rate with a maturity longer than one year and the entirety of its external debt has fixed interest rates, recent increases in interest rates by the U.S. Federal Reserve and Banco de México have resulted in higher financial costs for Mexico to refinance existing government debt and issue new government debt.

Exchange rate fluctuations tied to the depreciation of the peso have also led to increases in Mexico’s expenditures devoted to servicing government debt, because 22.8% of Mexico’s total government debt as of September 30, 2018 was denominated in foreign currencies while financial costs are reported in pesos. Peso-denominated debt as percentage of total debt decreased slightly from 81.0% in 2013 to 76.1% in 2017 and the peso depreciated 50.3% against the U.S. dollar in the same period, resulting in a higher financial cost for the Government in nominal terms in pesos.

In the first nine months of 2018, Mexico’s expenditures devoted to servicing government debt continued to increase to Ps. 299.3 billion, an increase of 14.9% compared to the first nine months of 2017.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget.

Table No. 16 – Budgetary Results; 2018 Budget Assumptions and Targets

	Actual
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)	First nine months of 2017(1)(2)	First nine months of 2018(1)(3)	2018 Budget(4)
Real GDP growth (%)(5)	1.4%	2.8%	3.3%	2.9%	2.0	2.5%	2.0%	2.0-3.0%
Increase in the national consumer price index (%)(6)	4.0%	4.1%	2.1%	3.4%	6.8%	2.7%	2.2%	3.0%
Average export price of Mexican crude oil mix (U.S.$/barrel)	98.44	85.48	43.12	35.65	46.73	44.36	61.85	48.50(6)
Average exchange rate (Ps./$1.00)	12.8	13.3	15.9	18.7	18.9	18.9	19.0	18.1
Average rate on 28-day Cetes (%)	3.8%	3.0%	3.0%	4.2%	6.7%	6.6%	7.5%	7.0%
Public sector balance as % of GDP(7)	(2.3)%	(3.1)%	(3.4)%	(2.5)%	(1.1)%	0.3%	(1.3)%	0.0%
Primary balance as % of GDP(7)(8)	(0.4)%	(1.1)%	(1.2)%	(0.1)%	1.4%	2.0%	0.5%	0.9%
Current account deficit as % of GDP	(2.4)%	(1.9)%	(2.6)%	(2.2)%	(1.8)%	(2.4)%	(2.1)%	(1.8)%

(1)	Preliminary figures.
(2)	Real GDP growth and current account deficit results are for the first six months of 2017.
(3)	Real GDP growth and current account deficit results are for the first six months of 2018.
(4)

2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.

(5)	Percent change against corresponding period of prior year.
(6)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2018 Budget.

(7)

Percentage of GDP for the first nine months of 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the Criterios Generales de Política Económica 2018 (2018 General Economic Policy Guidelines). Percentage of GDP for the first nine months of 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in the Precriterios Generales de Política Económica 2019 (2019 General Economic Policy Pre-Guidelines).

(8)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 17 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2017	First nine months of 2017	First nine months of 2018(2)	2018 Budget(3)
Budgetary revenues	Ps. 4,947.6	Ps. 3,771.4	Ps. 3,789.3	Ps. 4,778.3
Federal Government	3,838.1	2,986.4	2,908.8	3,584.9
Taxes	2,849.5	2,177.2	2,299.3	2,957.5
Income tax	1,565.9	1,183.2	1,256.8	1,564.3
Value-added tax	816.0	637.6	702.8	876.9
Excise taxes	367.8	282.4	250.3	421.8
Import duties	52.3	38.5	46.5	47.3
Tax on the exploration and exploitation of hydrocarbons	4.3	3.2	4.0	4.7
Export duties	0.0	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0	0.0
Other	43.1	32.2	38.9	42.4
Non-tax revenue	988.5	809.2	609.5	627.4
Fees and tolls	61.3	51.9	53.4	46.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	335.3	405.4	456.8
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0
Fines and surcharges	476.5	416.5	142.9	117.8
Other	7.9	5.6	7.8	6.5
Public enterprises and agencies	1,109.5	785.1	880.5	1,193.4
PEMEX	389.8	255.0	308.0	423.3
Others	719.7	530.0	572.5	770.0

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 18 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	September 30,
	2017	2018
Historical Balance of Public Sector Borrowing Requirements(2)	44.5%	43.4%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

(2)

Percentage of GDP as of September 30, 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the 2018 General Economic Policy Guidelines. Percentage of GDP as of September 30, 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

As of September 30, 2018, the Historical Balance of Public Sector Borrowing Requirements represented 43.4% of GDP, an increase of 0.3 percentage points from the end of 2017. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2017 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table sets forth the Gross and Net Internal Debt of the Public Sector at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Public Sector

(pesos, millions)

	September 30,
	2017	2018
Gross Debt	Ps. 6,547,922.6	Ps. 6,936,238.7
By Term
Long-term	5,998,031.5	6,359,659.0
Short-term	549,891.1	576,579.7
By User
Federal Government	5,998,842.0	6,363,407.8
State Productive Enterprise (PEMEX and CFE)	403,154.1	399,114.0
Development Banks	145,926.5	173,716.9
Financial Assets	625,152.5	316,442.5
Total Net Debt	Ps. 5,992,770.1	Ps. 6,619,796.2
Gross Internal Debt/GDP(1)	30.8%	29.6%
Net Internal Debt/GDP(1)(2)	27.9%	28.3%

(1)

Percentage of GDP as of September 30, 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the 2018 General Economic Policy Guidelines. Percentage of GDP as of September 30, 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of November 16, 2018, no debt issued by states and municipalities has been guaranteed by the Government.

The following table sets forth the Gross and Net Internal Debt of the Government at each of the dates indicated:

Table No. 20 – Gross and Net Internal Debt of the Government(1)

	September 30,
	2017		2018(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,407.3	90%	Ps. 5,776.8	91%
Cetes	678.9	11%	763.3	12%
Floating Rate Bonds	460.8	8%	540.4	8%
Inflation-Linked Bonds	1,434.6	24%	1,580.0	25%
Fixed Rate Bonds	2,825.5	47%	2,885.3	45%
STRIPS of Udibonos	7.5	0%	7.8	0%
Other(3)	591.5	10%	586.6	9%

Total Gross Debt	Ps. 5,998.8	100%	Ps. 6,363.4	100%

Net Debt
Financial Assets(4)	594.7		380.9

Total Net Debt	Ps. 5,404.1		Ps. 5,982.5

Gross Internal Debt/GDP(5)	28.2%		27.2%
Net Internal Debt/GDP(5)	25.4%		25.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria, as these do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 142.7 billion at September 30, 2017, and Ps. 139.6 billion at September 30, 2018 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Percentage of GDP as of September 30, 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the 2018 General Economic Policy Guidelines. Percentage of GDP as of September 30, 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2018, outstanding gross public sector external debt totaled U.S.$201.8 billion, an approximate U.S.$7.8 billion increase from the U.S.$194.0 billion outstanding on December 31, 2017. Of this amount, U.S.$197.4 billion represented long-term debt and U.S.$4.4 billion represented short-term debt. Net external indebtedness also increased by U.S.$5.9 billion during the first nine months of 2018.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 21 – Summary of External Public Sector Debt by Type(1)

	September 30,
	2017		2018(2)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	90,635.0	U.S.$	96,000.2
Long-Term Debt of Budget Controlled Agencies		92,894.6		93,473.5
Other Long-Term Public Debt(3)		7,731.4		7,933.6

Total Long-Term Debt	U.S.$	191,261.0	U.S.$	197,407.3

Total Short-Term Debt		2,463.4		4,404.1

Total Long- and Short-Term Debt	U.S.$	193,724.4	U.S.$	201,811.4

Table No. 22 – Summary of External Public Sector Debt by Currency(1)

	September 30,
	2017			2018(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	149,496	77.2%	U.S.$	151,665	75.2%
Japanese Yen		6,690	3.5		7,793	3.9
Swiss Francs		1,375	0.7		1,474	0.7
Pounds Sterling		2,450	1.3		2,968	1.5
Euro		31,085	16.0		35,404	17.5
Others		2,629	1.4		2,508	1.2

Total	U.S.$	193,724	100%	U.S.$	201,811	100%

Table No. 23 – Net External Debt of the Public Sector(1)

	September 30,
	2017		2018(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S$	191,825.3	U.S.$	198,275.9
Gross External Debt/GDP(4)		16.5%		16.3%
Net External Debt/GDP(4)		16.3%		16.0%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(4)

Percentage of GDP as of September 30, 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the 2018 General Economic Policy Guidelines. Percentage of GDP as of September 30, 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 24 – Gross External Debt of the Government by Currency(1)

	September 30,
	2017			2018
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	68,082	75.1%	U.S.$	70,857	73.8%
Japanese Yen		4,687	5.2		5,694	5.9
Swiss Francs		—	—		—	—
Pounds Sterling		1,981	2.2		1,925	2.0
Euros		15,868	17.5		17,507	18.2
Others		18	0.0		18	0.0

Total	U.S.$	90,635	100%	U.S.$	96,000	100%

Table No. 25 – Net External Debt of the Government(1)

	September 30,
	2017		2018
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	90,326.0	U.S.$	93,566.8
Gross External Debt/GDP(2)		7.7%		7.7%
Net External Debt/GDP(2)		7.7%		7.6%

Table No. 26 – Net Debt of the Government

	September 30,
	2017	2018
Internal Debt	76.7%	77.2%
External Debt(1)	23.3%	22.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)

Percentage of GDP as of September 30, 2017 is calculated using the estimated annual GDP for 2017 published in September 2017 by the Ministry of Finance and Public Credit in the 2018 General Economic Policy Guidelines. Percentage of GDP as of September 30, 2018 is calculated using the estimated annual GDP for 2018 published in April 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.